

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2012

<u>Via E-mail</u>
Barbra E. Kocsis
Chief Financial Officer
Ortus Currency FuturesAccess LLC
c/o Merrill Lynch Alternative Investments LLC
4 World Financial Center
250 Vesey Street, 10th Floor
New York, NY 10080

> **Re:   Ortus Currency FuturesAccess LLC**
> **Amendment No. 3 to Registration Statement on Form 10**
> **Filed November 13, 2012**
> **File No. 000-54623**

Dear Mr. Kocsis:

We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc:      James Biery
         Sidley Austin LLP